Akari Therapeutics, PLC

75/76 Wimpole Street

London W1G 9RT

United Kingdom

February 27, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Akari Therapeutics, PLC
Registration Statement on Form F-1 File No. 333-227752

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akari Therapeutics, PLC (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-1 (File No. 333-227752) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 9:30 a.m., Eastern Time, on March 4, 2019 or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Heidi Steele at (312) 984-3624. The Company hereby authorizes Ms. Steele to orally modify or withdraw this request for acceleration.

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Dov Elefant
Name: Dov Elefant
Title: Chief Financial Officer